Exhibit 99.1

Turbo Energy CEO Issues Formal Operational Update to Shareholders

VALENCIA, Spain – (Globe Newswire) – September 17, 2024 – Mariano Soria, Chief Executive Officer of Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today issued a formal operational update to the Company’s shareholders on Turbo Energy’s business expansion strategies and key global growth objectives for the coming year. Soria stated:

“On September 26, 2024, we will celebrate Turbo Energy’s one-year anniversary of completing our Initial Public Offering and commencing trading on The Nasdaq Stock Market. While the past year has been a period during which the world continues to respond to a number of geopolitical, supply chain and inflationary challenges, we have remained squarely focused on our mission to deliver affordable, high performance solar energy storage technologies and solutions which are adaptable to every home, business, industrial plant and government facility on the globe; and through disciplined execution of our defined growth strategies, create sustainable long-term value for our fellow shareholders.

“When reflecting on our accomplishments over the past ten years, we take tremendous pride in having earned Turbo Energy distinction as a leading authority and innovator of patented and patent-pending photovoltaic energy storage solutions in Europe, with distribution partners and customers spanning nine countries throughout the European region. As one of the very first companies worldwide to offer an all-in-one, scalable residential and commercial/industrial solar energy storage system at a competitive price, and one of the only companies to incorporate Artificial Intelligence (“AI”) technology to enable and optimize stored solar energy management, we believe we are now ideally poised to proceed with taking Turbo Energy into its next exciting phase of growth and evolution.

“Make no mistake. Turbo Energy is not another ‘me-too’ solar energy storage company. On the contrary, our Company, inspired by our dedicated team’s pioneering mindset, is actively pursuing opportunities to leverage our collective decades of industry experience and engineering expertise to effectively address the fast emerging global energy storage market, which market observers are forecasting will reach $506.5 billion by 2031 – up from $245 billion in 2023 (See https://www.statista.com/statistics/1395016/energy-storage-market-size-worldwide-forecast/). We expect to achieve our goals, guided by our vision and by implementing key business building and global expansion initiatives with defined purpose and discipline.

“Moving forward, building worldwide awareness and appreciation for the Turbo Energy brand, and the inherent value we believe it represents, and winning broader market penetration for our proprietary, AI-enabled SUNBOX and SUNBOX C&I solutions in key expansion markets, are paramount to our long-term success. The value proposition of SUNBOX to end users is indeed tangible and quantifiable. Our customers love the clean, elegant aesthetic and robust functionality and customization of SUNBOX, and installers greatly value its ease of installation with limited time and training required. Moreover, end users benefit from SUNBOX’s intelligent data collection, optimized storage energy management and predictive analytics, which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other key deliverables.

“In the months ahead, we look forward to sharing details on specific growth initiatives centered on expanding our global geographic footprint to include both the United States and South America, as well as further expansion throughout western Europe. We will be working hard on developing the regional infrastructure, business partnerships and in-country distributor networks necessary to achieve exponential revenue and earnings growth in our targeted growth markets. Turbo Energy is currently working to complete the following critical initiatives within the next 30-90 days:

●	Obtaining necessary certifications required to meet and exceed U.S. safety and environmental regulations and rigorous standards for adoption of our SUNBOX solutions for residential solar storage applications;

●	Identifying the right strategic partners in the U.S. with deep market knowledge, relationships with key suppliers, solar installation companies and on-site logistical resources essential to the successful market introduction of SUNBOX and the aggressive ramp-up of our business operations in North America over the next 12-18 months;

●	Leveraging the strong presence of Umbrella Energy, our parent company, in Chile, South America to accelerate market penetration in that strategic, high growth region;

●	Continuing to expand and diversify our sales and distribution channels serving western European regions offering high demand for both our SUNBOX residential system and our new SUNBOX C&I line;

●	Unveiling to the worldwide market our next generation, cloud-based SaaS mobile app, which is powered by our proprietary AI to provide SUNBOX end users with comprehensive management and predictive analytical tools to get optimal benefits from solar energy storage systems; and

●	Remaining focused on attaining fundamental and sustainable financial strength by increasing revenue, exercising continued expense discipline, advancing towards sustainable positive cash flow on a subsequent quarter-over-quarter basis, and fortifying our balance sheet through smart capital formation strategies.

“Ultimately, our aim is to unleash the full power and potential of clean, sustainable solar energy by pioneering the most advanced tools and technologies on the market capable of efficiently and cost effectively harnessing the sun to power how we live, work and play, wherever we live, work and play. I feel enormously fortunate to be leading our Company through this remarkable journey. It is through the daily efforts and commitment to excellence of our valued employees and business partners that enables us to push past the status quo with bold and progressive ideas and solutions that are positively impacting the world and the markets we serve.

“Turbo Energy is at an important strategic and financial inflexion point in our history and we are grateful that you are with us. On behalf of everyone at our Company, I want to thank our fellow shareholders for your continued support, confidence in our team and, above all, for your trust in our promising future,” concluded Soria.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence (“AI”). Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy

Phone: 407-960-4636

Email: dodihandy@turbo-e.com